Exhibit 99.1

FIELD TRIP HEALTH LTD.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in Canadian Dollars, unless otherwise noted)

FIELD TRIP HEALTH LTD.
Interim Consolidated Statements of Financial Position	(unaudited)

		As at December 31, 2021	As at March 31, 2021
(Expressed in Canadian Dollars)	Notes	$	$
ASSETS
CURRENT
Cash and cash equivalents		18,353,844	38,469,057
Funds held in trust		-	795,516
Restricted cash		644,858	588,041
Short-term investments		56,115,161	72,552,870
Accounts receivable	4	1,090,248	813,761
Other assets	5	4,593,115	2,890,197
TOTAL CURRENT ASSETS		80,797,226	116,109,442

NON-CURRENT
Property, plant and equipment	6	4,718,814	2,198,817
Intangible assets		523,711	427,124
Right-of-use assets	7	23,449,748	7,182,358
Other non-current assets	5	821,866	532,264
TOTAL NON-CURRENT ASSETS		29,514,139	10,340,563
TOTAL ASSETS		110,311,365	126,450,005

LIABILITIES AND EQUITY
CURRENT
Accounts payable and accrued liabilities	8	6,519,718	5,348,110
Deferred revenue		196,374	42,318
Current portion of lease obligations	7	1,865,739	1,070,435
TOTAL CURRENT LIABILITIES		8,581,831	6,460,863

NON-CURRENT
Loan payable		34,461	23,112
Lease obligations	7	22,868,522	6,403,372
TOTAL LIABILITIES		31,484,814	12,887,347

EQUITY
Share capital	9	131,948,076	130,784,175
Warrant reserve	10	6,196,905	6,370,660
Share-based payment reserve	11	6,857,056	1,832,224
Accumulated other comprehensive income		97,062	327,302
Retained deficit		(66,272,548)	(25,751,703)
TOTAL EQUITY		78,826,551	113,562,658
TOTAL LIABILITIES AND EQUITY		110,311,365	126,450,005

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors:

/s/ Joseph Del Moral	/s/ Helen Boudreau
Director	Director

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 1

FIELD TRIP HEALTH LTD.
Interim Consolidated Statements of Loss and Comprehensive Loss	(unaudited)

		3 months ended December 31, 2021	3 months ended December 31, 2020	9 months ended December 31, 2021	9 months ended December 31, 2020
(Expressed in Canadian Dollars)	Notes	$	$	$	$
REVENUE
Patient services		1,360,811	316,329	3,136,027	434,460
Total revenue		1,360,811	316,329	3,136,027	434,460
OPERATING EXPENSES
General and administration	13	9,120,333	3,029,074	24,844,155	6,383,135
Occupancy costs	14	448,077	288,452	1,361,187	464,112
Sales and marketing	15	1,079,084	536,778	3,458,645	972,718
Research and development	16	1,421,513	989,466	4,977,414	2,591,364
Depreciation and amortization	17	1,014,018	375,745	2,478,213	855,083
Patient services	18	2,546,763	702,345	6,458,901	1,036,897
Total operating expenses		15,629,788	5,921,860	43,578,515	12,303,309
OTHER INCOME(EXPENSES)
Interest income	19	98,006	7,485	341,555	12,323
Interest expense	20	(320,944)	(92,173)	(724,053)	(190,368)
Other income (expense)	21	(479,255)	(454,341)	304,141	(989,014)
Reverse takeover listing expense	24	-	(2,131,109)	-	(2,131,109)
Net loss before and after income taxes		(14,971,170)	(8,275,669)	(40,520,845)	(15,167,017)
OTHER COMPREHENSIVE INCOME
Exchange gain/(loss) from translation of foreign subsidiaries		118,092	194,831	(230,240)	260,751
COMPREHENSIVE LOSS		(14,853,078)	(8,080,838)	(40,751,085)	(14,906,266)
COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Shareholders of Field Trip Health Ltd.		(14,853,078)	(8,080,838)	(40,751,085)	(14,908,259)
Non-controlling interest		-	-	-	1,993
		(14,853,078)	(8,080,838)	(40,751,085)	(14,906,266)
NET LOSS PER SHARE
Basic and diluted	12	(0.26)	(0.22)	(0.70)	(0.52)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 2

FIELD TRIP HEALTH LTD.
Interim Consolidated Statements of Changes in Equity	(unaudited)

		Share Capital		Warrant Reserve	Share-Based Payment Reserve	Accumulated Other Comprehensive (Loss) Income	Retained Deficit	Non-controlling Interest	Shareholders' Equity
(Expressed in Canadian Dollars)	Notes	# Shares	$	$	$	$	$	$	$
Balance, April 1, 2021		57,297,238	130,784,175	6,370,660	1,832,224	327,302	(25,751,703)	-	113,562,658
Net loss		-	-	-	-	-	(40,520,845)	-	(40,520,845)
Exchange loss from translation of foreign subsidiaries		-	-	-	-	(230,240)	-	-	(230,240)
Comprehensive loss						(230,240)	(40,520,845)	-	(40,751,085)
Share issuance	9	225,000	337,500	-	-	-	-	-	337,500
Share issuance cost		-	(78,801)	-	-	-	-	-	(78,801)
Share-based payments	11	-	-	-	5,181,070	-	-	-	5,181,070
Warrants exercised	10	168,885	511,525	(173,755)	-	-	-	-	337,770
Stock options exercised	11	310,391	393,677	-	(156,238)	-	-	-	237,439
Balance, December 31, 2021		58,001,514	131,948,076	6,196,905	6,857,056	97,062	(66,272,548)	-	78,826,551

		Share Capital		Warrant Reserve	Share-Based Payment Reserve	Accumulated Other Comprehensive (Loss) Income	Retained Deficit	Non-controlling Interest	Shareholders’ Equity
		# Shares	$	$	$	$	$	$	$
Balance, April 1, 2020		20,941,923	12,781,270	-	330,703	(50,041)	(2,641,920)	8,344	10,428,356
Net loss		-	-	-	-	-	(15,168,951)	1,934	(15,167,017)
Exchange gain from translation of foreign subsidiaries		-	-	-	-	260,692	-	59	260,751
Comprehensive income (loss)						260,692	(15,168,951)	1,993	(14,906,266)
Share issuance	9	7,065,063	12,762,929	-	-	-	-	-	12,762,929
Share issuance cost		-	(1,098,344)	-	-	-	-	-	(1,098,344)
Share-based payments	11	-	-	-	2,308,555	-	-	-	2,308,555
Stock options exercised	11	9,184,101	695,418	-	(504,050)	-	-	-	191,368
Reverse takeover transaction (“RTO”)	24	795,106	1,590,212	-	74,982	-	-	-	1,665,194
Purchase of non-controlling interest		-	-	-	-	553	9,784	(10,337)	-
Balance, December 31, 2020		37,986,193	26,731,485	-	2,210,190	211,204	(17,801,087)	-	11,351,792

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 3

FIELD TRIP HEALTH LTD.
Interim Consolidated Statements of Cash Flows	(unaudited)

		9 months ended December 31, 2021	9 months ended December 31, 2020
(Expressed in Canadian dollars)	Notes	$	$
OPERATING ACTIVITIES
Net loss		(40,520,845)	(15,167,017)
Items not involving cash:
Depreciation and amortization	17	2,478,213	855,083
Share-based payments	11	5,518,570	2,308,555
Reverse takeover listing expense	24	-	2,131,109
Unrealized foreign exchange gain (loss)		(390,788)	(110,943)
Government assistance - CEBA loan		(12,103)	(18,681)
Gain on proceeds from short term investments		(57,594)	-
Interest income	19	(283,961)	(12,323)
Interest expense	20	724,053	190,368
Net change in non-cash working capital		(1,361,100)	644,602
		(33,905,555)	(9,179,247)
Interest received		55,741	4,070
CASH RELATED TO OPERATING ACTIVITIES		(33,849,814)	(9,175,177)
INVESTING ACTIVITIES
Proceeds from maturing short-term investments		16,994,164	-
Acquisition of property, plant and equipment	6	(2,399,276)	(1,359,272)
Development of intangible assets		(217,091)	(200,075)
Refundable security deposit paid for right-of-use assets		(422,353)	(41,283)
CASH RELATED TO INVESTING ACTIVITIES		13,955,444	(1,600,630)
FINANCING ACTIVITIES
Proceeds on issuance of common shares		-	12,681,247
Share issuance cost paid		-	(1,098,345)
Proceeds from exercise of stock options		237,439	191,368
Proceeds from exercise of warrants		337,770	-
Repayment of principal of lease obligations	7	(657,407)	(501,703)
Repayment of interest of lease obligations	7	(720,602)	(189,420)
Loan received		20,000	40,000
CASH RELATED TO FINANCING ACTIVITIES		(782,800)	11,123,147
Net change in cash during the period		(20,677,170)	347,340
Effect of exchange rate on changes in cash		(176,742)	(58,779)
Cash, beginning of the period		39,852,614	9,690,758
CASH, END OF PERIOD		18,998,702	9,979,319

Represented by:
Cash and cash equivalents		18,353,844	9,828,870
Restricted cash		644,858	150,449
CASH, END OF PERIOD		18,998,702	9,979,319

Composed of:
Cash		10,742,482	9,828,870
Cash equivalents		8,256,222	-

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 4

FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2021 and 2020

(unaudited)

1. NATURE OF OPERATIONS

Field Trip Health Ltd. (the “Group”, the “Company” or “Field Trip”) was formed on September 30, 2008, pursuant to an amalgamation under the Business Corporations Act (Alberta). Prior to October 1, 2020, the Company’s operations were conducted through Field Trip Psychedelics Inc. (“FTP”). FTP was incorporated under the laws of the province of Ontario, Canada as Field Trip Ventures Inc. on April 2, 2019. On October 10, 2019, the Company amended its name to Field Trip Psychedelics Inc. The Company’s registered office and head office is located at 30 Duncan Street, Suite 401, Toronto, ON, M5V 2C3.

On October 1, 2020, FTP completed a reverse takeover transaction (the “Transaction”) with Newton Energy Corporation (“Newton”) and Newton’s wholly-owned subsidiary Newton Energy Subco Limited (“Newton Subco”). The Transaction constituted a Reverse Takeover under applicable securities law and was structured as a three-cornered amalgamation, which resulted in FTP becoming a wholly-owned subsidiary of Newton by amalgamating with Newton Subco, and the security holders of FTP becoming security holders of Newton. As a result, the consolidated statements of financial position are presented as a continuance of FTP and the comparative figures presented are those of FTP. Immediately prior to the closing of the Transaction, Newton filed an Article of Amendment to change its name from Newton Energy Corporation to “Field Trip Health Ltd.”

Field Trip is a leader in the development and delivery of psychedelic-assisted therapies (“PAT”). PAT are utilized in the treatment of mental health and mood disorders, such as severe depression, anxiety and post-traumatic stress disorder.

The Company’s primary focus is to develop proprietary, competitive and differentiated PAT (both through novel psychedelic molecules and innovation in therapeutic protocols), with a view of achieving the best patient outcomes in the treatment of mental health and mood disorders. Our Field Trip Health (“FT Health”) division operates Clinics (as defined below) with a view of delivering legal psychedelic treatments to patients suffering from mental health and mood disorders.

Structurally, our research and development strategies are established by our Field Trip Discovery (“FT Discovery’’) division, which is then executed through contract research and manufacturing organizations for molecule development and clinical research and through FT Health (defined below) for therapeutic protocol innovation. FT Discovery is conducting preclinical research into its first novel psychedelic molecule, FT-104, in addition to its new drug development pipeline program, the FT-200 Group.

FT Health operates Clinics across North America and Europe providing Ketamine-assisted psychotherapy (“KAP”) and therapies with other legal psychedelics under various programs. The Clinics operated by FT Health primarily operate as patient treatment centres for the treatment of mental health and mood disorders, while also providing our medical and therapeutic teams with opportunities to: (i)  develop hands-on knowledge and experience to  further improve on the existing  therapeutic protocols to optimize and customize the safe and effective delivery of PAT; (ii) identify new indications with existing and novel psychedelic medicines, such as FT-104 and future pipeline drugs under well-controlled conditions; and (iii) conduct clinical research studies for FT Discovery and other third parties through its Sites Management Organization (“SMO”) service offering. In addition, FT Health conducts research to drive therapeutic protocol research and innovation.

In support of the FT Health business, our Field Trip Digital (“FT Digital”) division develops digital tools such as the mobile application, “Trip”, and the patient application, “Portal”, to support and enhance the patient outcomes and experience. Further, our Field Trip Training division offers programs including both didactic and experiential training to therapists and medical professionals who wish to learn about KAP.

Field Trip also conducts botanical research in partnership with the University of the West Indies (“UWI”) through Field Trip Natural Products Inc. (“FTNP”). FTNP’s research program comprises the cultivation, as well as the identification and isolation of new substances contained in psilocybin mushrooms and other related fungi (the “Psilocybin Research”). Pursuant to a research agreement with UWI (the “Research Agreement”), the Company has leased a custom-built research and cultivation facility on the university campus (the “Jamaica Facility”).

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 5

FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2021 and 2020

(unaudited)

Exchange Listings

On June 7, 2021 Field Trip’s Common Shares and warrants commenced trading on the TSX under the ticker symbols “FTRP” and “FTRP.WT” respectively. In connection with the TSX listing, the Common Shares and warrants were delisted from the Canadian Securities Exchange (“CSE”).

On July 23, 2021, Field Trip announced that it has received conditional approval from The NASDAQ Stock Market LLC (“NASDAQ”) to list its issued and outstanding common shares on the NASDAQ Global Select Market and on July 27, 2021, the Company received final approval from NASDAQ to list its common shares on the NASDAQ Global Select Market. The Company’s shares began trading at market open on July 29, 2021 with the ticker symbol FTRP.

The Company’s common stock will continue to trade in Canada on the TSX Exchange under its current symbol FTRP; and concurrent with the listing of Field Trip’s common shares on NASDAQ in the US, the shares ceased to be quoted on the OTCQX.

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 6

FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2021 and 2020

(unaudited)

2. BASIS OF PREPARATION

Statement of Compliance

The condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and interpreted by the IFRS Interpretations Committee (“IFRIC”). Accordingly, certain information and footnote disclosure normally included in the annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

These condensed interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements of the Company, including the notes thereto, for the fiscal years ended March 31, 2021 and 2020.

These condensed interim consolidated financial statements were approved for issue by the Board of Directors on February 15, 2022.

Basis of Presentation

These consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments that are measured at fair value, as detailed in the Group’s accounting policies in the most recent audited annual consolidated financial statements.

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FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2021 and 2020

(unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and the methods of computation, as well as the use of estimates and judgments described in the Company’s annual consolidated financial statements have been applied consistently to all periods presented in these condensed interim consolidated statements unless otherwise indicated. The accounting policies have been applied consistently by all subsidiaries and professional medical corporations (“PCs”).

Use of Estimates and Judgments

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these condensed interim consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and such differences could be material. The Group reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods. The significant accounting estimates and judgments have been set out in Notes 2 and 3 to the Company’s consolidated financial statements for the fiscal years ended March 31, 2021 and 2020. There have been no significant changes in estimates and judgments in the nine months ended December 31, 2021.

Impact of Coronavirus

While the precise impact of the novel coronavirus (“COVID-19”) pandemic and its variants remain unknown, it has introduced uncertainty and volatility in Canadian and global economies. Depending on the length and severity of the pandemic, COVID-19 could impact the Company’s operations, could cause delays relating to regulatory approvals, postpone research activities and limit the Company’s ability to raise funds depending on COVID-19’s effect on capital markets.

The Company is not currently aware of any changes in laws, regulations or guidelines, including tax and accounting requirements, arising from COVID-19 which would be reasonably anticipated to materially affect the Company’s business. The Group is monitoring developments and preparing for any impacts related to COVID-19.

4. ACCOUNTS RECEIVABLE

	December 31, 2021	March 31, 2021
As at	$	$
Trade receivables	239,005	21,253
Sales tax receivable	659,444	768,981
Other receivables	191,799	23,527
	1,090,248	813,761

Trade receivables relates to amounts receivable from patients for treatments completed at the Clinics and are shown net of an allowance for doubtful accounts of $73,656 as at December 31, 2021 (March 31, 2021 – nil). Other receivables relate to refunds owed to Field Trip for marketing materials and insurance prepaids.

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 8

FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2021 and 2020

(unaudited)

5. OTHER ASSETS

	December 31, 2021	March 31, 2021
As at	$	$
Prepaid expenses	4,564,065	2,832,912
Lease security deposits	798,410	539,028
Shareholder loans receivable	52,506	50,521
	5,414,981	3,422,461
Less amounts due within one year	(4,593,115)	(2,890,197)
Non-current balance	821,866	532,264

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	Leasehold Improvements	Furniture & Fixtures	Computer Equipment	Medical & Laboratory Equipment	Construction in Progress	Total
Cost	$	$	$	$	$	$
Balance, April 1, 2021	1,243,119	334,600	447,753	276,949	252,732	2,555,153
Additions	1,126,544	354,863	477,815	122,950	1,007,637	3,089,808
Assets in use	200,119	-	-	-	(200,119)	-
Foreign currency translation adjustment	3,490	(2,140)	905	2,268	(6,310)	(1,786)
Balance, December 31, 2021	2,573,272	687,323	926,473	402,167	1,053,940	5,643,175

Accumulated depreciation
Balance, April 1, 2021	(228,264)	(32,817)	(71,050)	(24,205)	-	(356,336)
Depreciation expense	(278,213)	(72,015)	(163,302)	(48,765)	-	(562,295)
Foreign currency translation adjustment	(3,026)	(777)	(1,057)	(870)	-	(5,730)
Balance, December 31, 2021	(509,503)	(105,609)	(235,409)	(73,840)	-	(924,361)
Net book value as at
December 31, 2021	2,063,769	581,714	691,064	328,327	1,053,940	4,718,814
March 31, 2021	1,014,855	301,783	376,703	252,744	252,732	2,198,817

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 9

FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2021 and 2020

(unaudited)

7. LEASES

The Group leases real property for its Toronto office, clinical locations in North America and Europe and the Jamaica Facility. Right-of-use assets (“ROU”) consist of the following:

Total
Cost	$
Balance, April 1, 2021	8,266,366
Additions	17,899,419
Foreign currency translation adjustment	179,219
Balance, December 31, 2021	26,345,004

Accumulated depreciation
Balance, April 1, 2021	(1,084,008)
Depreciation expense	(1,795,414)
Foreign currency translation adjustment	(15,834)
Balance, December 31, 2021	(2,895,256)
Net book value as at
December 31, 2021	23,449,748
March 31, 2021	7,182,358

Lease obligations consist of the following:

Total
$
As at April 1, 2021	7,473,807
Additions during the period	17,755,352
Foreign currency translation adjustment	162,509
Payments during the period	(1,378,009)
Interest expense during the period	720,602
24,734,261
Less amounts due within one year	(1,865,739)
Long-term balance	22,868,522

The Group’s future cash outflows may change due to variable lease payments, renewal options, termination options, residual value guarantees and leases not yet commenced to which the Group is committed that are not reflected in the lease obligations. The following is a maturity analysis for undiscounted lease payments that are reflected in the lease obligations as at December 31, 2021:

Total
$
Less than 1 year	3,167,449
1 to 2 years	3,613,213
2 to 3 years	3,603,873
3 to 4 years	3,728,296
4 to 5 years	3,652,361
Beyond 5 years	13,863,566
31,628,758

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 10

FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2021 and 2020

(unaudited)

The Group is committed for estimated additional variable (non-lease) rent payment obligations as follows:

	Additional Rent Payments	< 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	$	$	$	$	$	$	$
Total	4,320,781	632,670	616,189	521,667	523,247	467,174	1,559,834

These additional (non-lease) rent payments are variable, and therefore have not been included in the right-of-use asset or lease obligations.

In addition to variable rent payments, the Company has committed to base rent payments at its Canadian and United States clinics that have been excluded from right-of-use asset and lease obligation balances, as the leases have been executed but have not yet commenced.

	Additional Rent Payments	< 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	$	$	$	$	$	$	$
Total	6,585,112	353,977	563,313	622,476	637,392	653,193	3,754,761

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2021	March 31, 2021
As at	$	$
External services	1,347,871	3,284,448
Personnel costs	2,753,501	1,072,578
Research and development	578,006	199,776
Construction costs	1,016,663	326,131
IT and technology	244,359	64,540
Sales and marketing	160,560	98,280
Others	418,758	302,357
	6,519,718	5,348,110

9. SHARE CAPITAL

Share Capital Issued as at December 31, 2021

	Number of	Amount
Class of Shares	Shares Issued	$
Class A Common Shares (i - v)	58,001,514	131,948,076

(i)	On June 22, 2021, Field Trip issued the second instalment of the Jamaica Facility shares under the SPA, being a total of 150,000 shares (see Note 11).

(ii)	On June 22, 2021, 144,377 FTP Compensation Warrants were exercised at a price of $2.00 for gross proceeds of $288,755.

(iii)	On July 9, 2021, 24,508 FTP Compensation Warrants were exercised at a price of $2.00 for gross proceeds of $49,015.

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 11

FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2021 and 2020

(unaudited)

(iv)	For the period from June 30 to December 31, 2021, Field Trip issued two quarterly installments, being a total of 75,000 shares. As of December 31, 2021 Field Trip has 375,000 Jamaica Facility shares still outstanding to be issued. (Note 11).

(v)	During the nine months ended December 31, 2021, 310,391 options were exercised for gross proceeds of $237,439.

Share Capital Reserved for Issuance

A summary of shares reserved for issuance is as per below:

	As at	As at
Class of Shares	December 31, 2021	March 31, 2021
Common Share Stock Options	6,313,586	5,150,798
Warrants	2,071,090	2,071,090
FTP Compensation Warrants	174,384	343,269
Compensation Warrants	1,034,868	1,034,868
Jamaica Facility Shares (Note 11)	375,000	600,000
	9,968,928	9,200,025

10. WARRANTS

The following is a schedule of the warrants outstanding:

	FTP Compensation Warrants	Compensation Warrants	Warrants	Total Warrants	Amount
	#	#	#	#	$
Balance, March 31, 2021	343,269	1,034,868	2,071,090	3,449,227	6,370,660
Exercised	(168,885)	-	-	(168,885)	(173,755)
Balance, December 31, 2021	174,384	1,034,868	2,071,090	3,280,342	6,196,905

The weighted average remaining life for warrants outstanding as at December 31, 2021 was 0.7 years (March 31, 2021 – 1.4 years). The weighted average market fair value of shares purchased through warrant exercises during the nine months ended December 31, 2021 was $2.

11. SHARE-BASED PAYMENTS

As at December 31, 2021, the number of Common Shares available for issuance under the Stock Option Plan pursuant to options not intended as incentive stock options (“ISO”) was 2,386,641. The number of Common Shares available for issuance under the Stock Option Plan pursuant to ISOs was 6,331,585.

Under the Stock Option Plan, the Group may grant options to purchase common shares to officers, directors, employees or consultants of the Group or its affiliates. Options issued under the Stock Option Plan are granted for a term not exceeding ten years from the date of grant. In general, options are vested either immediately upon grant or over a period of one to ten years.

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 12

FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2021 and 2020

(unaudited)

The following is a schedule of the options outstanding as at December 31, 2021 and March 31, 2021:

December 31, 2021

		Range of	Weighted Average
	Options	Exercise Price	Exercise Price
	#	$	$
Balance, April 1, 2021	5,150,798	0.50-8.25	2.29
Stock Option Plan - Granted	1,984,786	3.06-7.74	6.26
Stock Option Plan - Forfeited	(511,607)	0.50-8.00	3.12
Stock Option Plan - Exercised	(310,391)	0.50-2.68	0.76
Balance, December 31, 2021	6,313,586	0.50-8.25	3.54

March 31, 2021

		Range of	Weighted Average
	Options	Exercise Price	Exercise Price
	#	$	$
Balance, April 1, 2020	11,377,706	0.00001-0.50	0.10
Stock Option Plan - Granted	3,160,193	0.50-8.25	3.47
Stock Option Plan - Forfeited	(168,334)	0.50-2.00	0.89
Stock Option Plan - Exercised	(9,218,767)	0.00001-2.00	0.02
Balance, March 31, 2021	5,150,798	0.50-8.25	2.29

The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.

Weighted average of option model inputs and fair value for options granted during the nine months ended December 31, 2021 were as follows:

December 31, 2021

Options	Share Price	Exercise Price	Risk-free Interest Rate	Expected Life	Volatility Factor	Fair Value per Option
#	$	$	%	(years)%		$
1,984,786	6.26	6.26	1.4	9	103	5.33

The following table summarizes the outstanding and exercisable options held by directors, officers, employees and consultants as at December 31, 2021 and March 31, 2021:

December 31, 2021

		Outstanding		Exercisable
Exercise Price Range	Options	Remaining Contractual Life	Weighted Average Exercise Price	Vested Options	Weighted Average Exercise Price
$	#	(years)	$	#	$
0.50	2,343,685	8	0.50	981,474	0.50
2.00	776,797	8	2.00	340,087	2.00
2.01 – 3.83	55,000	9	2.85	11,770	2.68
3.84 – 5.75	1,340,497	9	5.15	90,416	4.41
5.76 – 8.25	1,797,607	9	7.00	23,791	7.26
0.50 – 8.25	6,313,586	9	3.54	1,447,538	1.23

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 13

FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2021 and 2020

(unaudited)

March 31, 2021

		Outstanding		Exercisable
Exercise Price Range	Options	Remaining Contractual Life	Weighted Average Exercise Price	Vested Options	Weighted Average Exercise Price
$	#	(years)	$	#	$
0.50	2,778,806	8	0.50	637,736	0.50
2.00	918,673	8	2.00	143,339	2.00
2.01 – 3.83	65,000	9	2.68	-	-
3.84 – 5.75	942,497	9	5.03	4,166	5.01
5.76 – 8.25	445,822	9	8.19	-	-
0.50 – 8.25	5,150,798	9	2.29	785,241	0.80

Jamaica Facility Shares

Field Trip Psychedelics Inc. is committed to issue 1,200,000 fully paid-up Common Shares to Darwin Inc. (the “Jamaica Facility Shares”). Darwin Inc. shall manage the construction and project management of the Jamaica Facility, oversee of the operations of the Jamaica Facility, and manage government relations.

The 1,200,000 common shares shall be issued as per the following closing milestones: 600,000 upon the commencement of research in the newly renovated research facility,150,000 one year from the initial closing date (June 22, 2021 or the “Cliff”), and 450,000 on a prorated basis quarterly, commencing on the first calendar quarter following the Cliff and ending on the date that is 36 months following the Cliff.

On September 25, 2020 Field Trip issued the first installment of the Jamaica Facility shares, being a total of 600,000 Common Shares. On June 22, 2021 Field Trip issued the second installment of the Jamaica Facility shares of 150,000 Common Shares. For the period following the Cliff from June 30 to December 31, 2021, Field Trip issued two quarterly installments, being a total of 75,000 shares. As of December 31, 2021 Field Trip has 375,000 Jamaica Facility shares still outstanding to be issued.

Summary of Stock-based Compensation

	3 months ended December 31, 2021	3 months ended December 31, 2020	9 months ended December 31, 2021	9 months ended December 31, 2020
	$	$	$	$
Stock Option Plan	2,050,547	428,679	5,395,933	638,199
Long Term Incentive Options	-	-	-	241,524
Jamaica Facility Shares (Note 9)	-	476,832	122,637	1,428,832
Stock-based compensation expense	2,050,547	905,511	5,518,570	2,308,555

	3 months ended December 31, 2021	3 months ended December 31, 2020	9 months ended December 31, 2021	9 months ended December 31, 2020
	$	$	$	$
General and administration	1,710,184	192,871	4,563,670	603,511
Patient service expense	126,709	13,922	391,695	18,998
Research and development	188,237	487,420	432,083	1,466,015
Sales and marketing	25,417	15,576	131,122	24,309
Reverse takeover listing expense	-	195,722	-	195,722
Stock-based compensation expense	2,050,547	905,511	5,518,570	2,308,555

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 14

FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2021 and 2020

(unaudited)

12. NET LOSS PER SHARE

For the three and nine months ended December 31, 2021 and 2020, basic loss per share and diluted loss per share were the same, as the Group recorded a net loss for both periods and the exercise of any potentially dilutive instruments would be anti-dilutive.

	3 months ended December 31, 2021	3 months ended December 31, 2020	9 months ended December 31, 2021	9 months ended December 31, 2020
Loss attributable to common shares ($)	(14,971,170)	(8,275,669)	(40,520,845)	(15,167,017)
Dilutive effect on income	-	-	-	-
Weighted average number of shares outstanding – basic and diluted (#)	57,848,223	37,855,791	57,646,717	29,295,441
Loss per common share, basic and diluted ($)	(0.26)	(0.22)	(0.70)	(0.52)

Warrants and options disclosed in Notes 10 and 11 have been excluded from net loss per share as their effect would be anti-dilutive.

13. GENERAL AND ADMINISTRATION

	3 months ended December 31, 2021	3 months ended December 31, 2020	9 months ended December 31, 2021	9 months ended December 31, 2020
	$	$	$	$
Personnel costs	3,426,973	1,237,124	8,876,633	2,802,700
External services	1,005,270	1,105,343	3,278,556	2,209,469
Share-based payments (Note 11)	1,710,184	192,871	4,563,670	603,511
Travel and entertainment	546,585	103,855	1,360,170	152,508
IT and technology	525,987	321,199	1,493,945	503,878
Office and general	219,104	68,682	537,380	111,069
Listing Expenses	1,686,230	-	4,733,801	-
Total general and administration	9,120,333	3,029,074	24,844,155	6,383,135

Personnel costs include compensation paid to its corporate headquarters and operations staff, as well as medical office administration (“MOA”) staff located at its various clinic locations. External services comprise professional and consulting fees, investor relations and insurance expense.

14. OCCUPANCY COSTS

	3 months ended December 31, 2021	3 months ended December 31, 2020	9 months ended December 31, 2021	9 months ended December 31, 2020
	$	$	$	$
Operating rent expense	130,453	150,826	243,626	161,196
Taxes, maintenance, insurance	47,132	11,196	114,720	28,798
Minor furniture and fixtures	188,106	89,572	834,086	193,994
Utilities and services	82,386	36,858	168,755	80,124
Total occupancy costs	448,077	288,452	1,361,187	464,112

Operating rent expense comprises additional (non-lease) variable rent payments which are excluded from the right-of-use asset or lease obligations (Note 7).

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 15

FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2021 and 2020

(unaudited)

15. SALES AND MARKETING

	3 months ended December 31, 2021	3 months ended December 31, 2020	9 months ended December 31, 2021	9 months ended December 31, 2020
	$	$	$	$
Brand and public relations	364,438	185,968	1,128,093	386,688
Conference fees	43,729	14,007	95,881	46,058
Personnel costs	132,508	127,318	441,101	219,382
Share-based payments (Note 11)	25,417	15,576	131,122	24,309
External marketing services	383,775	193,909	1,482,570	296,281
Other marketing	129,217	-	179,878	-
Total sales and marketing	1,079,084	536,778	3,458,645	972,718

16. RESEARCH AND DEVELOPMENT

	3 months ended December 31, 2021	3 months ended December 31, 2020	9 months ended December 31, 2021	9 months ended December 31, 2020
	$	$	$	$
External services	790,442	178,589	3,310,647	286,233
Personnel costs	406,181	201,206	866,098	590,304
Share-based payments (Note 11)	188,237	487,420	432,083	1,466,015
Supplies and services	36,653	122,251	368,586	248,812
Total research and development	1,421,513	989,466	4,977,414	2,591,364

The expenditures above relate to research and development activities which do not qualify for capitalization based on the Group’s accounting policies for capitalization of development costs. They have therefore been recognised as an expense during the three and nine months ended December 31, 2021 and 2020.

External services fees relate primarily to fees paid to third parties to further FT-104 development in addition to the FT-200 Group.

17. DEPRECIATION AND AMORTIZATION

	3 months ended December 31, 2021	3 months ended December 31, 2020	9 months ended December 31, 2021	9 months ended December 31, 2020
	$	$	$	$
Property, plant and equipment	227,922	83,947	562,295	168,913
Right-of-use asset	741,273	281,210	1,795,414	655,645
Intangible assets	44,823	10,588	120,504	30,525
Total depreciation and amortization	1,014,018	375,745	2,478,213	855,083

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 16

FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2021 and 2020

(unaudited)

18. PATIENT SERVICES EXPENSE

	3 months ended December 31, 2021	3 months ended December 31, 2020	9 months ended December 31, 2021	9 months ended December 31, 2020
	$	$	$	$
Personnel costs	2,216,799	664,603	5,680,591	958,113
Share-based payments (Note 11)	126,709	13,922	391,695	18,998
Supplies and services	173,255	20,334	317,472	54,648
Payment provider fees	30,000	3,486	69,143	5,138
Total patient services expense	2,546,763	702,345	6,458,901	1,036,897

Patient services expense is comprised of direct costs incurred by the Clinics to generate patient services revenue.

19. INTEREST INCOME

	3 months ended December 31, 2021	3 months ended December 31, 2020	9 months ended December 31, 2021	9 months ended December 31, 2020
	$	$	$	$
Interest income on bank balances	90,439	4,043	321,864	4,070
Interest income on refundable lease deposit	6,897	2,805	17,706	6,367
Interest income on shareholders' loan	670	637	1,985	1,886
Total interest income	98,006	7,485	341,555	12,323

20. INTEREST EXPENSE

	3 months ended December 31, 2021	3 months ended December 31, 2020	9 months ended December 31, 2021	9 months ended December 31, 2020
	$	$	$	$
Interest expense on leases	319,684	91,358	720,602	189,420
Interest expense on loan	1,260	815	3,451	948
Total finance expense	320,944	92,173	724,053	190,368

21. OTHER INCOME (EXPENSE)

	3 months ended December 31, 2021	3 months ended December 31, 2020	9 months ended December 31, 2021	9 months ended December 31, 2020
	$	$	$	$
Foreign exchange gain/(loss)	(479,255)	(453,722)	292,038	(1,045,404)
Government assistance	-	(619)	12,103	56,390
Total other income (expense)	(479,255)	(454,341)	304,141	(989,014)

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 17

FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2021 and 2020

(unaudited)

22. SEGMENT REPORTING

Information reported to the Chief Operating Decision Maker (“CODM”) for the purpose of resource allocation and assessment of segment performance focuses on the nature of the operations. The Group operates in three segments:

•	Clinical Operations which encompass the Group’s psychedelic assisted psychotherapy clinics across North America, supporting digital tools and training,

•	Research which consists of research focused on the development of next-generation psychedelic modules and research of fungi at the Group’s facility in Jamaica, and

•	Corporate which encompasses the operations of Field Trip headquarters.

Factors considered in determining the operating segments include the Group’s business activities, the management structure directly accountable to the CODM, availability of discrete financial information and strategic priorities within the organizational structure.

	Clinical Operations	Research	Corporate	Total
Segment Information	$	$	$	$
Three months ended December 31, 2021
Revenue	1,360,811	-	-	1,360,811
Net loss	(8,709,671)	(1,754,810)	(4,506,689)	(14,971,170)

Three months ended December 31, 2020
Revenue	316,329	-	-	316,329
Net loss	(3,027,471)	(1,193,002)	(4,055,196)	(8,275,669)

Nine months ended December 31, 2021
Revenue	3,136,027	-	-	3,136,027
Net loss	(22,874,501)	(5,695,393)	(11,950,951)	(40,520,845)

Nine months ended December 31, 2020
Revenue	434,460	-	-	434,460
Net loss	(6,294,310)	(2,808,060)	(6,064,647)	(15,167,017)

	Clinical Operations	Research	Corporate	Total
Segment Information	$	$	$	$
As at December 31, 2021
Total assets	32,211,949	495,908	77,603,508	110,311,365
Total liabilities	27,857,037	30,649	3,597,128	31,484,814

As at March 31, 2021
Total assets	10,973,658	608,469	114,867,878	126,450,005
Total liabilities	7,948,513	118,859	4,819,975	12,887,347

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 18

FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2021 and 2020

(unaudited)

	Canada	United States	Jamaica	Netherlands	Total
Geographic Information	$	$	$	$	$
Three months ended December 31, 2021
Revenue	386,949	903,650	-	70,212	1,360,811
Net loss	(6,892,726)	(6,808,010)	(393,858)	(876,576)	(14,971,170)

Three months ended December 31, 2020
Revenue	150,473	165,856	-	-	316,329
Net loss	(5,683,556)	(2,231,767)	(360,346)	-	(8,275,669)

Nine months ended December 31, 2021
Revenue	940,292	2,086,561	-	109,174	3,136,027
Net loss	(20,867,463)	(16,445,152)	(885,266)	(2,322,964)	(40,520,845)

Nine months ended December 31, 2020
Revenue	252,321	182,139	-	-	434,460
Net loss	(10,481,122)	(4,100,347)	(585,548)	-	(15,167,017)

As at December 31, 2021
Total assets	81,583,743	26,095,806	495,908	2,135,908	110,311,365
Total liabilities	6,535,161	23,543,852	13,286	1,392,515	31,484,814

As at March 31, 2021
Total assets	115,396,469	8,351,828	608,469	2,093,239	126,450,005
Total liabilities	5,027,297	6,138,106	118,859	1,603,085	12,887,347

The revenue consists of revenue from external customers only and there is no inter-segment revenue.

23. FINANCIAL INSTRUMENTS

Classification of Financial Instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The financial instruments measured at FVTPL, as well as their carrying values, are shown in the table below:

	As at	As at
	December 31, 2021	March 31, 2021
	$	$
Cash and cash equivalent (Level 1)	18,353,844	38,469,057
Funds held in trust (Level 1)	-	795,516
Restricted cash (Level 1)	644,858	588,041
Financial assets at fair value through profit and loss	18,998,702	39,852,614

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 19

FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2021 and 2020

(unaudited)

Fair Value

IFRS 13 - Fair Value Measurements requires disclosure of a three-level hierarchy that reflects the significance of the inputs used in making fair value measurements. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets

Level 2 - Observable inputs other than quoted prices in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data

Level 3 - Significant unobservable inputs that are supported by little or no market activity

Short-term investments, accounts receivable, lease security deposits, and accounts payable and accrued liabilities are all short-term in nature and, as such, their carrying values approximate fair values. There have been no transfers between any levels of the fair value hierarchy.

24. REVERSE TAKEOVER LISTING EXPENSE

On October 1, 2020, FTP completed its previously announced going public transaction (the “Transaction”) pursuant to the terms of an agreement entered into on August 21, 2020 between FTP, Newton and Newton Subco.

The Transaction constituted a Reverse Takeover by way of a three-cornered amalgamation under applicable securities law, with FTP as the reverse takeover acquirer and Newton as the reverse takeover acquiree.

Pursuant to the terms of the agreement, Newton acquired all the issued and outstanding common shares of FTP. Holders of FTP common shares received one post-consolidation common share of Newton in exchange for each FTP share held. Newton became the direct parent and sole shareholder of FTP, changed its year end from December 31 to March 31 and continued under the Canada Business Corporations Act ("CBCA") by Certificate and Articles of Continuance.

The Transaction does not constitute a business combination as Newton does not meet the definition of a business under IFRS 3 – Business Combinations. Immediately after the Transaction, shareholders of FTP owned 100% of the voting rights of Newton. As a result, the Transaction has been accounted for as a capital transaction with FTP being identified as the accounting acquirer and the equity consideration being measured at fair value, using the acquisition method of accounting. The Transaction has been accounted for in the consolidated financial statements as a continuation of the financial statements of FTP.

Purchase price consideration

FTP is deemed to have acquired the former Newton as part of the Transaction. The Transaction was accounted for using the acquisition method of accounting whereby the assets acquired, and liabilities assumed were recorded at their estimated fair value at the acquisition date. The acquisition did not meet the criteria for a business combination and is therefore treated a recapitalization under the scope of IFRS 2 – Share Based Payments. The consideration consisted entirely of shares of Field Trip Health Ltd. which were measured at the estimated fair value on the date of acquisition.

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 20

FIELD TRIP HEALTH LTD.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended December 31, 2021 and 2020

(unaudited)

$
Consideration: Newton Common shares	1,590,212
Consideration: Newton Options	74,982
Total consideration	1,665,194
Transaction costs paid	573,435
2,238,629
Identifiable assets acquired	107,520
Reverse takeover listing expense	2,131,109

25. RECLASSIFICATION OF EXPENSES

For the nine months ended December 31, 2021, the Company reclassified $536,866 of costs from general and administration expenses to patient services, and $715,362 from listing expenses to external services to better reflect the nature of these expenditures.

Field Trip Health Ltd. ▪ Condensed Interim Consolidated Financial Statements (unaudited)	Page | 21